Filed by General Motors Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:    General Motors Corporation

Commission File No.: 001-00043

News For Release April 28, 2009	General Motors Corporation	GM Communications Detroit, Mich., USA media.gm.com

GM Exchange Offers approved in Europe

DETROIT – The United Kingdom Listing Authority has approved a prospectus to be published by General Motors Corporation in certain jurisdictions in the EU for GM’s exchange offers and consent solicitations in which GM is offering to exchange 225 shares of its common stock for each 1,000 U.S. dollar equivalent principal amount (or accreted value as of the settlement date if applicable) of its outstanding notes of each series set forth in the prospectus and is offering to pay, in cash, accrued interest on such notes from the most recent interest payment date to the settlement date. In respect of the exchange offers for the notes issued by General Motors Nova Scotia Finance Company, GM is jointly making the exchange offers with GM Nova Scotia.

The exchange offers are a vital component of GM’s overall restructuring plan to achieve and sustain long-term viability and successful consummation of the exchange offers will allow GM to restructure out of bankruptcy court.

The prospectus today was passported under European regulations to France, Germany, Belgium, the Netherlands, Luxembourg, Austria, and Spain. If you are a resident in countries other than the above (including the United States and the United Kingdom), you may or may not be eligible to participate in the exchange offers and consent solicitations pursuant to the laws of the country in which you reside. Please contact D.F. King, the Solicitation and Information Agent, to assist you in determining your eligibility. The prospectus has also been passported to Italy, but the exchange offers in Italy are subject to clearance by CONSOB pursuant to Article 102 onwards of Legislative Decree No. 58 of February 24, 1998. Therefore, the exchange offer period in Italy will only commence following such clearance.

The prospectus contains or incorporates by reference important information which should be read carefully before any decision is made to participate in the exchange offers and consent solicitations. Noteholders in Italy, France, Germany, Belgium, the Netherlands, Luxembourg, Austria, Switzerland, Spain and the United Kingdom (and certain other qualifying holders in other jurisdictions) may access the prospectus for free at GM’s website at www.gm.com/corporate/investor_information. Any requests for copies of this prospectus or related materials should be directed to the Solicitation and Information Agent at: D.F. King (Europe) Limited, One Ropemaker Street, London EC2Y 9HT, Banks and Brokers call: +44 20 7920 9700 All others call toll free: 00 800 5464 5464 Email: gm@dfking.com.

For More Information Regarding the Exchange Offer

The exchange offers and consent solicitations are being made to holders of notes upon the terms and subject to the conditions set forth in the prospectus dated April 27, 2009, including any documents incorporated by reference into the prospectus, as approved by the United Kingdom Listing Authority as competent authority under EU Directive 2003/71/EC (the “European Prospectus”) and the Registration Statement on Form S-4 dated April 27, 2009, which includes a combined prospectus and proxy statement and information in accordance with the disclosure requirements of the tender offer rules of the Securities and Exchange Commission (“SEC”), and the related letter of transmittal (or form of electronic instruction notice, in the case of notes held through Euroclear or Clearstream), as each may be amended from time to time (the “US Prospectus”). GM strongly encourages you to carefully read the European Prospectus (including all supplements that may be published thereto) and the Schedule TO relating to the exchange offers that has been filed with the SEC because they contain important information regarding the proposed transaction.

GM and its directors and executive officers and other members of management and employees may be deemed participants in the solicitation of proxies with respect to the consent solicitations. Information regarding the interests of these directors and executive officers in the consent solicitations will be included in the documents described above. Additional information, including information regarding GM’s directors and executive officers, is available in GM’s Annual Report on Form 10-K, which was filed with the SEC on March 5, 2009 and can be obtained without charge at www.sec.gov.

Cautionary Statement

A registration statement relating to the securities offered in the exchange offers has been filed with the Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The exchange offers and consent solicitations are not being made to (nor will tenders be accepted from or on behalf of) holders of notes in any jurisdiction where the offers or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction.

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

The exchange offers and consent solicitations are only being made in Europe pursuant to the above mentioned prospectus. The exchange offers and the consent solicitations are not being made to (nor will tenders be accepted from or on behalf of) holders of notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the offers to be made by a licensed broker or dealer, the offers will be deemed to be made on behalf of GM by one or more of the dealer managers, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Offers to holders in the United Kingdom, Austria, Belgium, France, Germany, Italy, Luxembourg, the Netherlands, Spain and Switzerland will be made by the European Prospectus, which indicates on the front cover thereof that it can be used for such offers. Outside of these jurisdictions (and the United States) only non U.S. qualified offerees are authorized to participate in the exchange offers and consent solicitations. If you are outside of the above jurisdictions (and the United States and Canada), you are only authorized to receive the European Prospectus.

Forward Looking Statements

This document contains “forward-looking statements.” Such statements are based on the current expectations and assumptions of GM management, and as such involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those now anticipated – both in connection with the proposed exchange offers and consent solicitations, and GM’s business and financial prospects -- including (without limitation) those set forth in the Prospectus Documents filed with the SEC as part of GM’s Registration Statement on Form S-4 (as amended and supplemented). To better understand these risks and uncertainties, holders of notes and other readers are encouraged to read carefully the Prospectus Documents (as amended or supplemented), GM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 which was filed March 5, 2009, and other SEC filings, all of which can be accessed free of charge at the websites of the SEC (www.sec.gov) and GM (at http://www.gm.com/corporate/investor_information).

About General Motors Corp.

General Motors Corp. (NYSE: GM), one of the world’s largest automakers, was founded in 1908, and today manufactures cars and trucks in 34 countries. With its global headquarters in Detroit, GM employs 243,000 people in every major region of the world, and sells and services vehicles in some 140 countries. In 2008, GM sold 8.35 million cars and trucks globally under the following brands: Buick, Cadillac, Chevrolet, GMC, GM Daewoo, Holden, Hummer, Opel, Pontiac, Saab, Saturn, Vauxhall and Wuling. GM’s largest national market is the United States, followed by China, Brazil, the United Kingdom, Canada, Russia and Germany. GM’s OnStar subsidiary is the industry leader in vehicle safety, security and information services. More information on GM can be found at www.gm.com.

Contact:

Nelson Silveira

Manager, GM Europe Corporate Communications

+41 44 828 2515

nelson.silveira@gm.com

Julie M. Gibson

GM Financial Communications

212.418.6381

Julie.m.gibson@gm.com

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